

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 17, 2018

Henry Kim
President & Chief Executive Officer
Pacific City Financial Corporation
3701 Wilshire Boulevard, Suite 900
Los Angeles, CA 90010

>   **Re: Pacific City Financial Corporation**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 24, 2018**
>   **CIK No. 1423869**

Dear Mr. Kim:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Competition, page 10

2.   Please provide more detail on the methods you used in determining the Korean-American banking institutions. If you utilize any third party sources in making your conclusions, please identify those sources.

You may contact Michelle Miller, Staff Accountant at (202) 551-3368 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 if you have questions regarding the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Financial Services